SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: April 2021 (Report No. 7)

Commission file number: 001-37600

NANO DIMENSION LTD.

(Translation of registrant’s name into English)

2 Ilan Ramon

Ness Ziona 7403635 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

On April 23, 2021, Nano Dimension Ltd. (the “Company”) announced it has closed the previously announced acquisition of DeepCube Ltd. (“DeepCube”), by way of a share purchase of all of the issued and outstanding share capital of DeepCube, in accordance with the terms described in the Company’s Report on Form 6-K submitted on April 20, 2021.

This Report on Form 6-K is incorporated by reference into the registration statements on Form F-3 (File No. 333-233905, 333-251155 and 333-252848) and Form S-8 (File No. 333-214520 and 333-248419) of the Company, filed with the SEC, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
10.1	Share Purchase Agreement, dated April 19, 2021, by and among Nano Dimension Ltd., Nano Dimension Technologies Ltd., DeepCube Ltd., Shareholder Representative Services LLC, and the Selling Shareholders.
99.1	Press Release issued by Nano Dimension Ltd. on April 23, 2021, titled “Nano Dimension Closes the Acquisition of Machine Learning/Deep Learning Leader, DeepCube Ltd.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Dimension Ltd.
(Registrant)

Date: April 26, 2021	By:	/s/ Yael Sandler
	Name:	Yael Sandler
	Title:	Chief Financial Officer

2